Exhibit 99.25

Amendment To Loan And Security Agreement No. 4508 Dated December 22, 1999 (The "Agreement") By And Between Pittsfield Mold & Tool, Inc. As Debtor And Wentworth Capital, a division of Charter Financial Inc. As Secured Party

The Agreement is hereby amended as follows:

(i) the Finance Charge is increased by the amount of $35,287.00 from $640,280.00 to $675,567.00.

(ii) the Time Balance is increased by the amount of $35,287.00 from $2,645,280.00 to $2,680,567.00.

(iii) the seventy-one (71) Payments commencing with the Payment due on January 25, 2000 through and including the Payment due on November 25, 2005 are each increased by the amount of $497.00 from $36,740.00 to $37,237.00.

Except for the increase in the Finance Charge, the Time Balance and the Payments as set forth hereinabove, there are no other modifications or amendments to the Agreement, which remains in full force and effect.

Pittsfield Mold & Tool, Inc.	Wentworth Capital, a division of Charter Financial, Inc.

By:_________________________	By:__________________________
Title:________________________	Title:_________________________
Date:________________________	Date:_________________________